Exhibit (4)(m)

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

RIDER

INVESTMENT PROTECTION PLAN II

This Rider is attached to and made a part of the Policy and is effective as of the Policy Date. Capitalized terms used but not defined in this Rider have the meaning set forth in the Policy. In the case of a conflict with any provisions in the Policy, the provisions of this Rider will control.

This Rider provides for a guaranteed minimum accumulation benefit. The purpose of the guaranteed minimum accumulation benefit provided under this Rider is to provide the Owner with a guaranteed minimum Policy Accumulation Value on the Rider Maturity Date. This guaranteed minimum accumulation benefit will terminate upon assignment or a change in ownership of the Policy unless the new assignee or Owner meets the qualifications specified in Provision 14 of this Rider.

There are limitations on Premium Payment allocations and transfers if you elect this Rider. By electing this Rider, you agree that any Premium Payment allocation and/or transfer instructions must follow the provisions noted below. Please read all provisions of this Rider carefully.

DEFINITIONS

RIDER EFFECTIVE DATE: The date on which this Rider is in effect and from which the Rider Maturity Date is measured. This date is equal to the Policy Date. If the Rider is reset, this date is equal to the Rider Reset Effective Date.

RIDER MATURITY DATE: The Policy Anniversary that immediately follows the end of the [twelfth (12th)] Policy Year measured from the Rider Effective Date or the Rider Reset Effective Date, whichever is later.

RIDER RESET EFFECTIVE DATE: The new Rider Effective Date if you reset the Rider. This date will be the Policy Anniversary immediately following the date we receive your request to reset this Rider.

RIDER RISK CHARGE ADJUSTMENT: The charge deducted from the Policy’s Accumulation Value upon cancellation of this Rider after the 30-day review period described below. This charge is determined as a percentage of the Guaranteed Amount.

RIDER PROVISIONS

1. What Benefit Does This Rider Provide?

This Rider guarantees that on the Rider Maturity Date, the Policy’s Accumulation Value will be equal to the greater of the Policy’s Accumulation Value on that date, or the Guaranteed Amount (as described in Provision 2 of this Rider).

If the Policy’s Accumulation Value on the Rider Maturity Date is less than the Guaranteed Amount, we will credit the Policy’s Accumulation Value in each IPP Allocation Alternative, on a pro-rata basis, with an amount equal to the difference between the Guaranteed Amount and the Policy’s Accumulation Value on the Rider Maturity Date. On the Rider Maturity Date, the Guaranteed Amount will be the Policy’s new Accumulation Value.

This Rider will not affect the manner in which the Policy’s Accumulation Value is calculated either before or after the Rider Maturity Date.

2. What Is The Guaranteed Amount and When Does This Rider Become Effective?

The Guaranteed Amount provided by this guaranteed minimum accumulation benefit is determined as follows:

(a)

At issue: When this Rider is elected at the time of the application for the Policy, the Guaranteed Amount is equal to the initial Premium Payment and any Premium Credits and/or Breakpoint Credits applicable to the initial Premium Payment, plus any additional

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Premium Payments received by us and any Premium Credits and/or Breakpoint Credits applicable to the additional Premium Payments that are applied in the first Policy Year, less all IPP Proportional Withdrawals (as described below) thereafter.

(b)	At reset: If you elect to reset this Rider, the Guaranteed Amount is equal to the Policy’s Accumulation Value, less any IPP Proportional Withdrawals, on the Rider Reset Effective Date.

3. What Is An IPP Proportional Withdrawal?

When you make a Partial Withdrawal from the Policy, we will reduce the Guaranteed Amount by the amount of the IPP Proportional Withdrawal. The IPP Proportional Withdrawal amount is equal to the amount withdrawn from the Policy (including any amount withdrawn that may include Surrender Charges), divided by the Policy’s Accumulation Value immediately preceding the withdrawal, multiplied by the Guaranteed Amount immediately preceding the withdrawal. The amount withdrawn from each IPP Allocation Alternative will be either a selected amount or a selected percentage of the Policy’s Accumulation Value withdrawn on a pro-rata basis from each IPP Allocation Alternative, as specified by you in your request, in accordance with the terms of the Policy.

4. May You Change The Guaranteed Amount After The Rider Effective Date?

Following the Rider Effective Date, you have the right to “reset” the Guaranteed Amount at any time prior to the [twelfth (12th)] Policy Year, subject to the following limitation: the Owner and Annuitant must be Age [seventy-eight (78)] or younger on the Rider Reset Effective Date.

If the new Guaranteed Amount is greater than the Guaranteed Amount prior to the Rider Reset Effective Date, we will reset the Rider. If the new Guaranteed Amount is less than the Guaranteed Amount prior to the Rider Reset Effective Date, we will not reset the Rider.

If we reset the Rider, the Rider Effective Date, the Rider Maturity Date, the Rider Risk Charge Adjustment, and the charge for this Rider will also be reset on the next Policy Anniversary after we receive your request. Upon reset, the Rider Effective Date will be known as the Rider Reset Effective Date.

5. May You Cancel the Reset Of The Guaranteed Amount?

You may cancel your request to reset the Guaranteed Amount at any time prior to or within thirty (30) days after the Rider Reset Effective Date. If you cancel your reset request, no change will be made to the Rider Effective Date, the Rider Maturity Date, the rider charge percentage and the Rider Risk Charge Adjustment percentage.

6. How Does This Rider Affect My Ability To Change Premium Allocations and/or To Make Transfers Among IPP Allocation Alternatives?

You must allocate your Premium Payment(s) to the [Investment Divisions, the Fixed Account or the DCA Advantage Account] (each an “IPP Allocation Alternative”) available under this Rider subject to the restrictions stated in this Rider. In addition, all transfers must be made between one or more of the IPP Allocation Alternatives available under this Rider.

If you elect to allocate a Premium Payment or schedule a transfer to an allocation alternative not available under this Rider, your election will be pended and you will be given the opportunity to cancel or modify your election. If you decline to cancel or modify your election, you must exercise your right to cancel this Rider as described in Provision 12 of this Rider. A Rider Risk Charge Adjustment will be imposed.

7. What Happens If Changes Are Made To The IPP Allocation Alternatives?

We reserve the right to add or remove an IPP Allocation Alternative at any time. We will provide you with advance written notice of any such change and will request new allocation and/or transfer instructions from you as appropriate. Removal of an IPP Allocation Alternative could occur due to actions by the investment advisor of an Investment Division, or at NYLIAC’s sole discretion. Any such change may affect this Policy as described below.

(a)	Removal Of An Investment Division By The Investment Advisor:

We may discontinue the offering of an Investment Division due to an Investment Division being closed, merged with a restricted Investment Division or otherwise restricted at the direction of the Investment Division’s investment advisor. Should this occur, we will contact you and request new

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instructions as described above. If we do not receive new allocation and/or transfer instructions from you, we will transfer the portion of your Accumulation Value, if any, that is in a discontinued IPP Allocation Alternative to the [Mainstay VP Cash Management Investment Division]. This type of transfer will not be counted in determining the number of free transfers made during a Policy Year. In addition, any Premium Payment allocations and/or transfers that were directed to a discontinued IPP Allocation Alternative will be directed to the [Mainstay VP Cash Management Investment Division].

(b)	Removal Of An IPP Allocation Alternative Initiated By NYLIAC:

We may also discontinue the offering of an IPP Allocation Alternative at our discretion. Should this occur, any funds that are already allocated to a discontinued IPP Allocation Alternative will not be affected and may remain in the discontinued IPP Allocation Alternative. However, all subsequent Premium Payment allocations, and/or transfers must be directed only to currently available IPP Allocation Alternatives. No additional funds may be allocated, in any manner, to a discontinued IPP Allocation Alternative. Any funds withdrawn or transferred from a discontinued IPP Allocation Alternative may not be reallocated back to the discontinued IPP Allocation Alternative. If we do not receive new allocation and/or transfer instructions from you, all future Premium Payment allocations and/or transfers directed to a discontinued IPP Allocation Alternative will be directed to the [Mainstay VP Cash Management Investment Division].

8. Are Charges Deducted From Your Policy For This Benefit?

A charge is deducted each Policy quarter and is determined as a percentage of the Guaranteed Amount at that time. Although the amount of the charge is determined by the Guaranteed Amount, no reductions are made to the Guaranteed Amount as a result of the charge. Instead, the charge will be deducted each applicable Policy quarter, on a pro-rata basis, from each IPP Allocation Alternative you have selected. The charge percentage in effect on the Rider Effective Date will not change after this Rider is issued unless you reset the Guaranteed Amount.

If you reset the Guaranteed Amount, the charge percentage may change. The new charge percentage will be effective on the Rider Reset Effective Date and may be more or less than the charge percentage in effect prior to the Rider Reset Effective Date, subject to the maximum percentage described below.

The charge percentage in effect for your Policy on the date we receive your request to reset this Rider will remain in effect until the first Policy quarter following the Rider Reset Effective Date. Beginning on the first Policy quarter following the Rider Reset Effective Date, the new Rider charge will be the charge percentage currently in effect for newly issued policies. The new charge will be applied as a percentage of the reset Guaranteed Amount. You will be notified in writing of the new charge percentage. No change will be made to the charge percentage if you cancel your request to reset the Guaranteed Amount, as described in Provision 5 of this Rider.

The maximum charge percentage for this Rider is [one and one-half percent (1.50%)] annually based on the Guaranteed Amount.

Rider charges will no longer be deducted when this Rider ends, as provided in Provision 14 below.

9. What Happens To The Guaranteed Amount If Additional Premium Payments Are Made To This Policy?

Only the Premium Payments received and any Premium Credits and/or Breakpoint Credits applied, during the first Policy Year will be included in the Guaranteed Amount. If you elect to reset the Guaranteed Amount, Premium Payments received and any Premium Credits and/or Breakpoint Credits applied after the Rider Reset Effective Date will not be included in the Guaranteed Amount.

10. What Happens If You Surrender The Policy Before The Rider Maturity Date?

If you surrender the Policy before the Rider Maturity Date, this Rider will end and the provisions under this rider will no longer apply. Upon surrender, you will receive the Policy’s current Accumulation Value less any applicable Surrender Charges and additional fees and charges that may apply.

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11. Will The Guaranteed Amount Be Included In The Report To Owner?

At least once each Policy Year, NYLIAC will provide a report to Owner that will include the Guaranteed Amount for the current reporting period.

12. Can This Rider Be Cancelled?

Within thirty (30) days after delivery of your Policy and Rider, you may cancel this Rider by providing to us, or to the registered representative through whom it was purchased, a written request for a cancellation. Upon receipt of this request, we will promptly cancel this Rider, and refund any charges that may have been assessed for this Rider.

13. What Happens If I Cancel This Rider After The 30-Day Review Period?

You have the right to cancel this Rider. However, we will deduct a Rider Risk Charge Adjustment from the Policy’s Accumulation Value upon any cancellation. The cancellation will be effective on the date we receive your request. The Rider Risk Charge Adjustment is determined as a percentage of the Guaranteed Amount at that time and will be deducted from each IPP Allocation Alternative on a pro-rata basis.

The percentage used to determine the Rider Risk Charge Adjustment will not change once it is set on the Rider Effective Date unless you reset the Guaranteed Amount. If you reset the Guaranteed Amount, a new percentage will apply, effective on the Rider Reset Effective Date. This new percentage will be the percentage in effect for newly issued policies and may be more or less than the percentage in effect prior to Rider Reset Effective Date. The maximum Rider Risk Charge Adjustment is [two percent (2%)] of the Guaranteed Amount.

The Rider Risk Charge Adjustment will not apply to any withdrawals made, or upon surrender of this Policy.

14. When Does This Rider End?

This Rider will end on the earliest to occur of the following events:

a)	The Rider Maturity Date;

b)	If Income Payments begin;

c)	If you surrender the Policy;

d)	If we terminate the Policy as described in the Policy’s termination provision;

e)	If there is a change of ownership, or an assignment, of the Policy unless:

i)	the new Owner or assignee assumes full ownership of the contract and is essentially the same person (e.g. an individual ownership changed to a personal revocable trust, a change to a court appointed guardian representing the Owner during the Owner’s lifetime, etc.);

ii)	the Owner’s spouse, when designated as the sole primary Beneficiary, continues the Policy after the Owner dies, as described in the applicable provision of the Policy; or

iii)	the assignment is for the purposes of effectuating a 1035 exchange of the contract (i.e. the Rider may continue during the temporary assignment period and not terminate until the contract is actually surrendered).

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

President

Secretary

INVESTMENT PROTECTION PLAN ALLOCATION ALTERNATIVES

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The IPP Allocation Alternatives are subject to change at any time, as described in Provision 7 of this Rider.

[Investment Divisions:]

[MainStay VP Balanced

MainStay VP Bond

MainStay VP Cash Management

MainStay VP Conservative Allocation Portfolio

MainStay VP Convertible

MainStay VP Flexible Bond Opportunities

MainStay VP Floating Rate

MainStay VP Government

MainStay VP High Yield Corporate Bond

MainStay VP Income Builder

MainStay VP Janus Balanced Portfolio

MainStay VP MFS Utilities Portfolio

MainStay VP Moderate Allocation Portfolio

MainStay VP Moderate Growth Allocation

MainStay VP PIMCO Real Return Portfolio

BlackRock Global Allocation V.I. ]

[Fixed Account:][*]

[1-year Fixed Account]

[*Allocation into the Fixed Account is limited to 25% of the total allocations.]

[Dollar Cost Averaging (DCA) Advantage Account:]

[6-Month DCA Account]

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